January 9, 2006
VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS
Ms. Michele Gohlke
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No. 3 to Registration Statement on Form S-1
Registration No. 333-129134
Dear Ms. Gohlke:
     Reference is made to the comments received from the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) by letter dated January 5, 2006 (the “Comment Letter”) with respect to the above referenced Registration Statement (the “Registration Statement”) of SMART Modular Technologies (WWH), Inc. (the “Company”) and Amendments No. 1 and 2 thereto, respectively.
     On behalf of the Company, I am writing to respond to the Comment Letter and to indicate the changes that have been made in Amendment No. 3 to the Registration Statement (the “Amendment”) that is being filed by the Company with the SEC today. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference. Unless defined herein, capitalized terms have the meanings ascribed to them in the Registration Statement.
Stock-Based Compensation, page 35
1.	Please tell us and revise your MD&A discussion to provide the following additional disclosures:
•	A discussion of each significant factor contributing to the change in fair value for those options issued during the most recent period, and the estimated IPO price. Indicate any changes in your business that would indicate there has been a change in the value of your business since the last time management performed an analysis in estimating the fair value of your ordinary shares.
     Several events occurred since the analysis performed by management as of August 26, 2005 that increased the value of the Company, including the following:

•	On August 31, 2005, the Company completed a small but strategic acquisition of ConXtra, Inc., a provider of in-house and outsourced product design and design manufacturing services. The acquisition of ConXtra added an experienced team of subsystem design engineers and accelerated the execution of the Company’s strategy to offer higher margin, value added products.
•	In September 2005, the Company executed a license agreement with Staktek Holdings, Inc., a provider of stacked memory modules with highly flexible, integrated connectivity solutions. The license agreement with Staktek enables the Company to employ a new manufacturing process utilizing Staktek’s stacking technology that lowers the Company’s cost of manufacturing and increases the Company’s competitiveness.
•	In December 2005, the Company commenced initial operations in its new packaging plant in Brazil. This plant will enable the Company to assemble and test memory semiconductors from purchased work-in-process materials rather than purchasing finished semiconductors. The Company expects this capability to increase manufacturing flexibility and allow it to offer products more customized to specific customer specifications.
•	Subsequent to the three months ended November 30, 2005, the Company received orders from a new customer in the TFT-LCD display market, one of the new markets the Company is targeting.
•	On January 4, 2006, the Company announced its financial results for the three months ended November 30, 2005, which included increases in revenue, gross margin and net income over the corresponding period in the prior fiscal year.
Each of these events represented an important milestone in demonstrating the execution of the Company’s strategy described in the Registration Statement and increased the likelihood of a successful initial public offering, which also increases the value of the Company by lowering the cost of capital through access to public capital markets. The Company has revised the disclosure on page 38 and 39 of the Amendment to include disclosure of these factors.
     The Company supplementally advises the Staff that in response to these factors it increased its estimate of the fair value of ordinary shares during the most recent fiscal period in accounting for its stock option grants. The following table presents the details of the estimated fair value of ordinary shares used in the accounting for stock option grants under the fair value method of SFAS 123R for the period subsequent to August 31, 2005.

	Number of Shares	Assumed Fair Value of
Grant Date	Underlying Options	Ordinary Shares
September 1, 2005	544,332	$4.71
September 15, 2005	926,903	$4.71
November 1, 2005	40,000	$5.58
December 15, 2005	181,460	$8.51

•	Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in your filing.
     The Company has revised its disclosure as requested.
•	Disclose the reason management chose not to obtain a retrospective valuation by an unrelated valuation specialist.
     The Company has revised its disclosure as requested.
Recent Accounting Pronouncements, page 45
2.	Please refer to our prior comment 7. Based on your disclosures here and note 1(v) to the financial statements, it appears you have adopted the provisions of SFAS 123(R) in the first interim period beginning on September 1, 2005. As stated in paragraph 72 of SFAS 123(R), nonpublic entities that used the minimum value method in Statement 123 for either recognition or pro forma disclosures are required to apply the prospective transition method. In this regard, please revise to include all required disclosures as outlined in paragraphs 84-85 of SFAS 123(R) in the period of adoption. Also, consider revising your disclosures on page 36 as appropriate.
     During the three months ended November 30, 2005, the Company adopted SFAS 123(R) using the prospective method, and it has included the disclosures required by paragraphs 84-85 in the period of adoption in Note 2 to the unaudited condensed consolidated financial statements for the three months ended November 30, 2005. In accordance with paragraph 85 of SFAS 123(R), the Company discontinued providing pro forma disclosures in that Note for periods in which it used the minimum value method for pro forma disclosure purposes under the original provisions of SFAS 123.
Financial Statements
General
3.	Provide a currently dated and signed consent of your independent registered public accountants with the filing of your next amendment.
     The Company has provided a currently dated and signed consent as requested.
4.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

     The Company has updated its financial statements as requested.
Consolidated and Combined Statements of Operations, page F-4
5.	Please refer to our prior comment 5. Based on your table provided on page 34 and elsewhere, it appears that you generate revenue from the sales of products and revenue from services. Further we note that revenue from services with your largest customer that was recorded on a gross basis until April 2004 has been reflected within product net sales and after April 2004 it is shown within service revenue. You have disclosed that in April 2004 you began reporting revenue from this customer on a net revenue basis due to changes in the terms of the contract. Tell us how the “services” provided to this customer changed in April 2004. To the extent you determine the gross revenue should be included in service revenue, please revise your consolidated and combined statements of operations to provide separate disclosure of revenues from sales of products and revenue from services, along with separate disclosure of the related cost of sales from products and services. Refer to the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X. Alternatively, please explain to us why you do not believe this is required.
     The Company respectfully advises the Staff that it changed the characterization of the revenue received from a program with its largest customer from product revenue to service revenue in April 2004 in accordance with provisions of EITF Issue No. 99-19 (“EITF 99-19”). As specifically disclosed on page 34 of the Amendment, in April 2004, the contractual terms of such program were amended. The amendments were related to specific factors, e.g., general inventory risk, that changed the relative weighting of the indicators that determine gross vs. net reporting in accordance with the EITF. As a result of the contract amendments and after weighing the key factors listed in paragraphs 7-17 of EITF 99-19, the Company concluded that net reporting was appropriate. Once net reporting was concluded to be appropriate, the Company followed the guidance contained in paragraph 19 of EITF 99-19, which states that commissions and fees earned from activities reported net are service revenue, and began characterizing these revenues as service revenue. The Company’s characterization of revenue under this arrangement as product revenue prior to April 2004 was consistent with its characterization of revenue under similar arrangements in existence at that time with other customers. The Company believes that revenues received from the program prior to the amendment in April 2004 are appropriately characterized as product revenue because the substance of the arrangement involved the sale of tangible products for which the Company had general inventory risk and a warranty liability. The Company believes that revenues received from the program subsequent to the amendment in April 2004 are appropriately characterized as service revenue because the substance of the arrangement involves kitting services for which the Company receives a fee akin to a commission and is not exposed to inventory risk or warranty liability. The Company has discussed the characterization of the program revenue before and after the contract amendment with KPMG LLP, our independent public accounting firm, who agrees with its conclusions. Since service revenue does not account for more than 10% of total net sales, separate presentation in the statement of operations is not required under Regulation S-X, Rule 5-03(b)(1).

     In response to the Staff’s comment, the Company has revised its disclosure to eliminate general references to this arrangement as a “service” arrangement since it was accounted for as a service arrangement only in periods after the changes requiring net revenue presentation occurred.
Note 1 — Summary of Significant Accounting Policies, page F-7
(i) Inventories, page F-10
6.	Please refer to our prior comment 13. You state that the non-current inventory consists of component parts, flash integrated circuits, purchased in response to a specific customer’s program. You also state that you use estimates of customer demand and forecasts in evaluating potential obsolescence of this inventory. Tell us about the methodology used by management to evaluate your inventory for obsolescence including such factors as:
•	the time line or horizon that you look to when assessing excess inventory
•	the probability that the component parts could become obsolete due to advancements in technology of your customer’s product
     The Company acknowledges the Staff’s comment about the possibility of obsolescence related to non-current inventory, including the risk of obsolescence to these components related to the impact of advancement technology on its customer’s products. The Company believes that its valuation for this inventory, which includes a provision for obsolescence of approximately $2 million as of August 31, 2005 and November 30, 2005, respectively, appropriately takes into consideration this exposure. As indicated in responses to previous comments, our valuation for this inventory is based on our analysis of forecasted demand from our customer and our historical experience with this customer. The time horizon used in the analysis is based on the period of forecast provided by the customer.
Financial Statements of SMART Modular Technologies Sdn. Bhd.
7.	We note that you file separate financial statements of your consolidated subsidiary in Malaysian GAAP with reconciliation to U.S. GAAP. In regards to your filing requirements under Rule 3-16 of Regulation S-X, please address the following:
•	Tell us how you concluded that Malaysian GAAP is a comprehensive basis of accounting that is appropriate for use in SEC filings.
     The Company believes Malaysian GAAP is a comprehensive basis of accounting that is appropriate for use in SEC filings based on the following:
•	The Malaysian Accounting Standards Board (the “MASB”) has based Malaysian Accounting Standards on International Financial Reporting Standards. As of January 1, 2005, MASB had substantially revised its standards to conform to corresponding International Accounting Standards.

•	The Malaysian Institute of Accountants, together with American Institute of Certified Public Accountants and other international institutes, is a member of, and complies with, the standards set by the International Federation of Accountants (the “IFAC”).
•	As disclosed in Note 20 to the financial statements of SMART Modular Technologies Sdn. Bhd. (the “Malaysia Subsidiary”), the reconciling differences between the Malaysian GAAP financial statements included in the Registration Statement and a U.S. GAAP presentation are not numerous and primarily relate to adjustments that arose out of the acquisition of the Company and were pushed down to the subsidiary.
•	Confirm to us that the financial statements meet the requirements of Item 18 of Form 20-F and explain how you have complied with all applicable requirements.
     The Company confirms that the financial statements meet the requirements of item 18 of Form 20-F as a result of the following:
•	the financial statements furnished are for the same fiscal years as those required if the Malaysia Subsidiary were the registrant;
•	the financial statements disclose the content required by U.S. GAAP and Regulation S-X;
•	the financial statements have been prepared in accordance with Malaysian GAAP, a comprehensive body of accounting principles (as discussed above);
•	the financial statements include a quantitative reconciliation of net income and shareholder’s equity from Malaysian GAAP to U.S. GAAP and a discussion of such differences;
•	the financial statements include a discussion of the variations between line items appearing in the Malaysian GAAP balance sheet and the amounts determined using U.S. GAAP and Regulation S-X. The Company has also included a reconciliation of total assets as reported under Malaysian GAAP to total assets as reported under U.S. GAAP;
•	for each period for which an income statement reconciliation has been provided, the Company has furnished a description of the material differences between cash flows reported under Malaysian GAAP and cash flows prepared in accordance with U.S. GAAP; and
•	the financial statements do not include the effects of price level changes nor is Malaysia considered a hyperinflationary economy.
•	In light of the significance of the operations of the Malaysian subsidiary on your total consolidated revenues and total assets, please explain why U.S. GAAP financial statements of this consolidated subsidiary are not readily available to you.

     The Company respectfully advises the Staff that the Malaysia Subsidiary prepares U.S. GAAP financial information, which is included in the consolidated financial statements of the Company. However, the Company has decided to present Malaysian GAAP financial statements since it believes that these financial statements meet the requirements of items 17 and 18 of Form 20-F and thereby satisfy the requirements of Regulation S-X Rule 3.16.
     In arriving at this conclusion, the Company considered the incremental cost burden associated with the preparation and audit of the Malaysia Subsidiary financial statements and required footnotes presented on a U.S. GAAP basis, and the relatively small number of differences between a Malaysian GAAP presentation and a U.S. GAAP presentation. The Malaysia Subsidiary has an existing requirement to prepare annual audited financial statements in accordance with Malaysian GAAP under local statutory provisions. As a result of the foregoing, the Company believes that its current presentation satisfies the requirements of Regulation S-X, provides all material information to investors, and reflects an approach that is cost effective to the Company.
Exhibits 8.1 and 8.2
8.	Each counsel should revise their respective opinion to specifically consent to their being named in the prospectus.
     The above-referenced opinions have been revised as requested.
9.	We note the last paragraph of the opinion filed as Exhibit 8.1 and the second to last paragraph of the opinion filed as Exhibit 8.2. Please revise to remove any disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion.
     The above-referenced opinions have been revised as requested.

     Thank you very much for your prompt attention to this filing. If you have, or any other member of the Staff has, any further questions or comments concerning the foregoing responses or the Amendment, please contact Alan Denenberg at (650) 752-2004 or Michael Nordtvedt at (650) 752-2043.

Yours very truly,
/s/ Jack A. Pacheco
Vice President
and Chief Financial Officer

cc:	Alan Denenberg
Michael Nordtvedt
Davis Polk & Wardwell

William Brentani
Deanna Chechile
Simpson Thacher & Bartlett LLP

Neil Miotto
Padraic S. Kelly
KPMG LLP